Mr. Dominic Minore
July 8, 2013

[Letterhead of Sutherland Asbill & Brennan LLP]

July 8, 2013

Via EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
(202) 551-6964

Re:	Fifth Street Senior Floating Rate Corp. Registration Statement on Form N-2 File No.: 333-188904
Dear Mr. Minore:
On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company's responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated June 21, 2013, and orally on July 5, 2013, relating to the Company's registration statement on Form N-2 (File No. 333-188904) (the “Registration Statement”), which was filed by the Company with the SEC on May 29, 2013. The Staff's comments are set forth below in italics and are followed by the Company's responses.

1.	In your response letter, discuss the Company's plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.
In connection with the listing of shares of the Company's common stock, par value $0.01 per share (the “Common Stock”), on the NASDAQ Global Select Market, the Company intends to file a Form 8-A, pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), to register the Common Stock under the Exchange Act and then file a Form N-54A to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Form 8-A and Form N-54A will be filed with the SEC immediately prior to the time that the Registration Statement is declared effective by the Staff.

Prospectus Cover Page

2.	Revise the first sentence to indicate that the Company will have elected to be treated as a BDC under the 1940 Act prior to the time that the securities offered hereby could be sold.
The Company has revised the disclosure accordingly.

Mr. Dominic Minore
July 8, 2013

3.
The disclosure indicates that the definition of “senior loans” is not limited to first lien debt instruments. Therefore, it appears that the use of the word “senior” in the Company's name is inappropriate where, as here, the Company will not be investing at least 80% of its assets in first lien debt instruments. Furthermore, consistent with the Company's name, at least 80% of the value of the Company's total assets must be invested in floating rate securities.

In finance, the term “senior” refers to debt that takes priority over the subordinated debt owed by the issuer. In the event that the issuer goes bankrupt, senior debt must be repaid before subordinated debt holders and other creditors receive any payment. In addition, senior debt may be unsecured or secured. If senior debt is secured, it may be secured by collateral of the issuer on either a first or second priority lien basis. Thus, because the Company intends to invest at least 80% of the value of its total assets in senior loans, including first lien senior secured loans, second lien senior secured loans and unitrache senior secured loans, the Company believes that the use of the word “senior” in its name is consistent with Rule 35d-1 under the 1940 Act.
Also, the Company notes that a number of other closed-end investment companies use the term “senior” in their names even though they do not invest at least 80% of their net assets in first lien debt instruments or, for that matter, in secured debt instruments. See, e.g., Nuveen Senior Income Fund (“Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) . . . in adjustable rate, U.S. dollar denominated secured and unsecured Senior Loans”); Oppenheimer Senior Floating Rate Fund (“The Fund invests mainly in floating rate loans . . . that hold a senior position in the capital structure of U.S. and foreign corporations, partnerships or other business entities that, under normal circumstances, allow them to have priority of claim ahead of other obligations of a borrower in the event of liquidation. These investments are referred to as 'Senior Loans.' Senior Loans may be collateralized or uncollateralized.”); Solar Senior Capital Ltd. (“We will seek to achieve our investment objective by investing primarily in senior secured loans, including first lien, unitranche and second lien debt instruments, made to private middle-market companies whose debt is rated below investment grade, which we refer to collectively as “senior loans.”).

In addition, the Company has revised the disclosure to clarify that at least 80% of the value of its total assets will be invested in floating rate senior loans.

4.	The use of the word “unitranche” should be accompanied by a brief plain English explanation highlighting the characteristics of such debt instruments.
The Company has revised the disclosure accordingly. See page 1 of Amendment No. 1 to the Registration Statement.

5.
In the third sentence, clarify whether substantially all of the senior secured loans in which the Company invests will be confined to first lien, unitranche and second lien debt instruments. In the alternative, disclose whether the Company may also invest in unsecured debt instruments, and third lien and lower lien debt instruments.

The Company has revised the disclosure accordingly.

Mr. Dominic Minore
July 8, 2013

6.
At the end of the third sentence, clarify that debt rated below investment grade is also known as “junk.” Also clarify, if true, that substantially all of the loans in which the Company will invest will be rated “junk” or, if not rated, the equivalent thereof.

The Company has revised the disclosure accordingly.

7.	Disclose the per share net asset value of the Company's common shares as of a recent date.
Given that the Company is newly formed and will not have any operations until after the receipt of proceeds from the sales of its shares of common stock in connection with the offering contemplated by the Registration Statement, the Company does not believe that it is meaningful to disclose the per share net asset value of its common stock on the cover of the prospectus included in the Registration Statement.
In addition, please note that such information is set forth in the seed stage balance sheet included in the Registration Statement. See page F-2 of Amendment No. 1 to the Registration Statement.

8.
On the front cover page of the prospectus disclose that substantially all of the debt securities in which the Company will invest generally be considered below investment grade, which are also known as “junk securities” and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Also disclose that substantially all of the Company's debt investments will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further disclose, if true, that a material amount of the Company's debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

The Company has revised the disclosure accordingly.

9.	In your response letter, indicate when the Company's referenced website www.fifthstreetsenior.com is expected to be created and information made available thereon.
The Company advises the Staff that the Company's website www.fifthstreetsenior.com has been created and information will be available thereon after the completion of the Company's initial public offering.

10.
Expand the disclosure contained in pricing table footnote (2) and footnote (3) to identify, in each instance, the total amounts that Fifth Street Management LLC will pay. Further disclose, if true, that neither the Company nor its common shareholders will directly or indirectly pay any sales load or any offering expenses. Also confirm in your response letter that (1) the respective “Per Share” and “Total” dollar amounts included under “Public Offering Price” and “Proceeds to us” will be equal and (2) Fifth Street Management will not directly or indirectly recoup any amounts that are discussed in pricing table footnote (2) and footnote (3).

The Company has revised the disclosure accordingly.
In addition, the Company confirms that (i) the respective “Per Share” and “Total” dollar amounts included under “Public Offering Price” and “Proceeds to us” will be equal and (ii)

Mr. Dominic Minore
July 8, 2013

Fifth Street Management LLC will not directly or indirectly recoup any amounts that are discussed in footnotes 2 and 3 to the table on the cover page of the prospectus included in the Registration Statement.
The Investment Adviser (page 2)

11.
State that the Company pays Fifth Street Management a management fee as a percentage of the Company's gross assets and incentive fees as a percentage of the Company's ordinary income and as a percentage of its capital gains.

The Company has revised the disclosure accordingly.
Business Strategy (page 3)

12.
Provide a more balanced presentation by including, in the lead-in paragraph, a bold face statement indicating that there can be no assurances that the Company will be able to successfully implement the business strategy as described.

The Company has revised the disclosure accordingly.
Capitalize on our investment adviser's strong relationships with private equity sponsors (page 3)

13.
It appears that the interests of the private equity sponsors may not necessarily be aligned with the interests of the Company in its capacity as lender to portfolio companies. Consider adding cautionary disclosure highlighting the conflicting interests of these stakeholders.

The Company has revised the disclosure accordingly.
Structure our investments to minimize risk of loss… (page 4)

14.
Reconcile the statement that the Company intends to structure its investments on a “conservative basis with high cash yields” with the Company's strategy to purchase or originate loans with Payment-in-Kind (“PIK”) interest and other non-cash producing investments, such as those issued with original issue discount.

The Company advises the Staff that it does not believe that the statements referenced by the Staff in the comment above are contradictory given that the items listed in the comment are in addition to the high cash yields on a risk adjusted basis that the Company anticipates it will receive on its aggregate investments. The Company has revised the disclosure accordingly.

15.
Expand the discussion to identify the permissible underwriting parameters that will constitute the “low leverage levels.” Also disclose what percentage of the Company's investments must adhere to those “low leverage levels.”

The Company has removed this disclosure.
Risk Factors (page 4)

16.	Add separate bullet point risk factors disclosing that:

Mr. Dominic Minore
July 8, 2013

•
a Company portfolio holding's inability to pay interest and principal when due may contribute to a reduction in the net asset value per share of Company common stock, the Company's ability to pay dividends and to service its contractual obligations, and may negatively impact the market price of Company common stock and other securities that it may issue;

•
when interest rates increase, floating rate interest rate reset features on debt instruments may make it more difficult for borrowers to repay their loans and will make it easier for Fifth Street Management to meet its income incentive fee threshold;

•	the Company will likely recover little or no unpaid principal or interest if any of its borrowers were to default, even when such debt obligations are secured or first lien debt obligations; and

•	investors may lose all or part of their investment in the Company.
The Company has revised the disclosure accordingly.

17.	Please present the last paragraph in bold face type and identify the page on which the complete “Risk Factors” presentation begins.

The Company has revised the disclosure accordingly.
Certain Conflicts of Interest (page 5)

18.	The discussion should be expanded to highlight the material conflicts of interest and be accompanied by a change in the caption to “Material Conflicts of Interest.”

The Company has revised the caption accordingly and represents to the Staff the discussion adequately describes the material conflicts of interest between the Company and Fifth Street Management (i.e., allocation of investments among the entities managed by Fifth Street Management, including Fifth Street Finance Corp.).

19.
We note that the rate of compensation payable to Fifth Street Management under its investment advisory contract with Fifth Street Finance is materially higher than the rate of compensation payable to it by the Company. Consider adding disclosure highlighting the conflict that Fifth Street Management faces when allocating investments among clients where the rate of compensation payable to it by one client is higher than the rate of compensation payable to it by another client is lower for apparently the same level of services. How will Fifth Street Management manage this conflict when allocating investments and level of services?

The Company has revised the disclosure accordingly. The Company advises the Staff that Fifth Street Management will allocate investments among and between the Company and its affiliated funds pursuant to a written allocation policy. In accordance with such allocation policy and Fifth Street Management's fiduciary duties under the 1940 Act, the Company expects to participate in investment opportunities, on an overall basis, equitably with other entities managed by Fifth Street Management.

20.	The disclosure contained in the third paragraph references allocation of investments “pro rata based on desired hold size.” Expand the disclosure to explain in plain English what this means.

Mr. Dominic Minore
July 8, 2013

The Company has revised the disclosure accordingly.

21.
We note from the third paragraph that Fifth Street Management seeks to treat all clients “reasonably” in light of factors relevant to managing client accounts. It is unclear whether the “reasonably” treat standard comports with the fiduciary duty that Fifth Street Management owes its clients, including the Company. It would appear that the disclosure should instead clarify that Fifth Street Management will treat all of its clients in a manner that is consistent with its fiduciary duty to each.

The Company has revised the disclosure accordingly.

Investment Advisory Fees (page 7)

22.	The disclosure should include a precise definition of “gross assets.” Does “gross assets” include all of the Company's assets (except cash and cash equivalents) and all of its liabilities?

The Company has revised the disclosure accordingly.

23.
Expand the second paragraph to disclose whether “accrued income” includes payment-in-kind and other non-cash income that the Company may never ultimately collect. In this regard, disclose whether and the extent to which the Investment Advisory Agreement provides for a claw-back of any incentive fee paid on income not ultimately received by the Company.

The Company has revised the disclosure accordingly.

Leverage (page 9)

24.	Also disclose that the use of leverage increases the amount of assets under management which generates the base management fee and incentive management fee paid to Fifth Street Management.

The Company has revised the disclosure accordingly.

Fees and Expenses (page 11)

25.
We note the absence of the “Acquired Fund Fees & Expenses” line item from the Company's fee table. See Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company will not in the upcoming year make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in an Acquired Fund.

The Company confirms that it does not expect in the upcoming year to make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of “Acquired Fund Fees & Expenses” in the “Fees and Expenses” table. In addition, the Company advises the Staff

Mr. Dominic Minore
July 8, 2013

that expenses related to anticipated investments in “Acquired Funds” in the upcoming year are included in “Other Expenses.”

26.
Provide a separately stated “Incentive Fees Payable Under Our Investment Advisory Agreement (20%)” line item to the fee table, omit any expense percentage for such line item and clarify in the related footnote that such expense percentage has been omitted because the Company has not yet commenced operations.

The Company has revised the disclosure accordingly.

27.
In the second sentence of footnote (4), clarify whether the base management fee is based on the Company's gross assets with no reduction for any liabilities. Also in footnote (4), explain how “gross assets” is converted to “net assets.” In this regard, expand the second sentence to explain briefly why the base management fees reflected in the table above is calculated based on the Company's projected net assets rather than its gross assets.

The Company has revised the disclosure accordingly.

28.
Expand footnote (4) to disclose that, because the base management fee is based on the Company's gross assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

The Company has revised the disclosure accordingly.

29.
Expand footnote (5) to disclose that all fees and expenses in respect of borrowing money, issuing and servicing debt securities and/or preferred stock will be indirectly borne by the holders of the Company's common stock. Disclose whether the Company's plans to issue preferred stock during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.

The Company has revised the disclosure accordingly. The Company advises the Staff that its charter does not permit the issuance of preferred stock. However, if its charter is amended to permit the issuance of preferred stock, the Company will add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.

30.	Disclose the variables that the Company used to calculate the “Interest payments on borrowed funds (including other costs of servicing and offering debt securities)” line item percentage amount.

The Company has revised the disclosure accordingly.

Example (page 12)

31.
Because the Company's incentive fees represent a material expense, we believe that excluding a presentation of their impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should also present the 1, 3, 5 and 10-Year expenses assuming that the five percent return required by Form N-2 results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).

Mr. Dominic Minore
July 8, 2013

The Company has revised the Example with the assumption that the five percent return required by Form N-2 results entirely from net realized capital gains.

Risk Factors (page 13)

32.
Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Company has revised the disclosure accordingly.

33.
The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company's use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to proposed Company operations.

The Company acknowledges the Staff's comment and advises the Staff that the Company believes that its derivative disclosure is accurate and specifically describes the Company's expected use of derivatives, if any, and their risks. Please see the risk factor titled “We may expose ourselves to risks if we engage in hedging transactions” appearing on page 25 for additional detail. The Company confirms that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to currently proposed Company operations. To the extent the Company enters into relevant transactions in the future, it will include specific disclosure on its use of derivatives.

34.
In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

The Company confirms that it has no intention of engaging in reverse repurchase agreements.

Risks Related to Our Business and Structure (page 14)

35.
Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Company's future borrowings, its net investment income, the incentive fee that it pays to Fifth Street Management, the trading prices of its common stock and its net asset value, Company portfolio companies' ability to service interest payment obligations and principal loan repayments to the Company.

Mr. Dominic Minore
July 8, 2013

The Company has revised the disclosure accordingly.

36.
Under a separately captioned risk factor, disclose that should the Company issue debt and/or preferred stock as a means of leverage, all of the costs of offering and servicing debt and/or preferred stock, including interest and/or dividend payments, will be borne entirely by the Company's common shareholders. Also disclose that the interests of the holders of debt and/or preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of debt and/or preferred shares to receive interest, dividends and/or principal repayment will also be senior to those of the holders of common shares.

The Company has revised the disclosure accordingly. The Company advises the Staff that its charter does not permit the issuance of preferred stock.

37.	Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company's investment policies.

The Company has revised the disclosure accordingly.

38.	Disclose whether any grant of a security interest in the Company's assets in connection with any borrowing by the Company will be limited to a maximum percentage of the Company's total assets.

The Company has revised the disclosure accordingly.

39.	In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

The Company confirms that it will not borrow from, grant security interests to, or pledge assets to, its affiliates, except in the case it creates a wholly-owned subsidiary to act as a structured financing subsidiary that is party to a revolving credit facility. In such a case, the Company would likely pledge assets to the financing subsidiary to serve as collateral under the credit agreement and such subsidiary would be fully consolidated with the Company. Such a financing structure is typical among business development companies.

Our incentive fee may induce our investment adviser to make speculative investments. (page 15)

40.
In the last sentence of the second paragraph, clarify that common shareholders of the Company will not benefit from any unused amount of such write-off because any unused amounts will not be carried forward to reduce any incentive fee payable in subsequent periods.

The Company advises the Staff that any such write-offs will reduce the Company's realized or unrealized capital gains, which may have the effect of reducing the fees payable to the investment adviser in the period in which such write-offs are recognized.

We may have difficulty paying our required distributions… (page 21)

41.	In a separately captioned risk factor, highlight the characteristics and risks of PIK interest; for example, disclose that it potentially increases the loan amount on a loan resulting in a

Mr. Dominic Minore
July 8, 2013

borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

The Company has revised the disclosure accordingly.

Risks Relating to Our Common Stock (page 29)

42.	Add a risk factor highlighting the lack of a prior public market and trading history for the Company's common stock.

The Company has revised the disclosure accordingly.

Discussion of Management's Expected Operating Plans (page 35)

43.	Revise the discussion to include management's operating plans, not merely its “expected” operating plans.

The Company has revised the disclosure accordingly. The Company confirms to the Staff that this section includes management's operating plans.

Expenses (page 36)

44.
In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

The Company advises the Staff that the “Management fees under Investment Advisory Agreement” line item of the fee table includes the estimated base management fee component of the “management and incentive fees payable pursuant to the investment advisory agreement,” the “Incentive fees under Investment Advisory Agreement” line item of the fee table includes the estimated incentive fee component of the “management and incentive fees payable pursuant to the investment advisory agreement,” the “Interest payments on borrowed funds (including other costs of servicing and offering debt securities)” line item of the fee table includes the Company's estimated “interest payments and other costs related to any borrowings,” and the “Other expenses” line item of the fee table includes all other expenses the Company expects to incur in its first twelve months of operations. The Company confirms that all such costs and expenses are reflected in the example presentation.

Payment-in-Kind Interest (page 39)

45.
Expand the discussion contained in the second paragraph to explain why the Company investments would be structured and managed in such a manner that could subject the Company and its common shareholders with the scenario described in the first sentence.

The Company has revised the disclosure accordingly.

46.
The first sentence states that shareholders would be required to pay tax in excess of the cash they receive when the Company chooses to pay distributions in its own stock. Clarify what “cash” would be received when the Company pays distributions in its own stock. Also

Mr. Dominic Minore
July 8, 2013

clarify whether the entire amount of the stock distribution would be subject to tax but that shareholders would not receive any corresponding cash distribution with which to pay any such tax.

The Company has revised the disclosure accordingly. In addition, the Company refers the Staff to the risk factor entitled, “We may in the future choose to pay distributions partly in our own stock, in which case you may be required to pay tax in excess of the cash you receive” [emphasis added] for additional detail on such a scenario.

Distribution Policy (page 40)

47.
Expand the last paragraph to disclose that, since the Company will have an “opt out” dividend reinvestment plan, common stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose that reinvested dividends increase the Company's gross assets on which a management fee and an incentive fee are payable to Fifth Street Management.

The Company has revised the disclosure accordingly.

Related Party Transactions (page 40)

48.	Clarify whether all amounts paid by the Company to FSC, Inc. will be at cost, with no profit to, or markup by, FSC, Inc.

The Company has revised the disclosure accordingly.

Ranking Criteria (page 49)

49.
The disclosure indicates that Investment Ranking 4 is achieved where, among other things, there is an expectation of some loss of “investment return.” Clarify how the phrase “investment return” is used in this context.

The Company has removed this disclosure.
Valuation of Portfolio Investments and Net Asset Value Determinations (page 50)

50.
Disclose that the Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the investment advisor for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

The Company has revised the disclosure accordingly.

51.
In your response letter, please inform the staff whether the Company's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company's Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299;

Mr. Dominic Minore
July 8, 2013

“Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

The Company confirms that the audit committee of the Company's Board of Directors will generally oversee the appointment of firms providing third party pricing services and will periodically evaluate the performance and methodologies of any such firm.

Determinations in Connection with Certain Offerings (page 51)

52.
Revise the disclosure to clarify that, except for as provided by the 1940 Act, the Company's Board will determine with each offering by the Company of its shares of common stock that no sales are being made below the then current net asset value per share of the Company's common stock.

The Company has revised the disclosure accordingly.

Base Management Fees (page 63)

53.	Please disclose the definition of “gross assets” that appears in the Investment Advisory Agreement that the Company has entered into with Fifth Street Management.

The Company has revised the disclosure accordingly.

54.
It appears from the current disclosure that the definition of gross assets includes, but is not limited to, those assets acquired using borrowing for investment purposes, and is the same as the amount of total assets (excluding any cash and cash equivalents) that will appear on the Company's balance sheet. If applicable, revise the disclosure here, and elsewhere, to clarify that the base management fee will be calculated at an annual rate of 1% of the Company's total assets (excluding any cash and cash equivalents) with no reduction for any of the Company's liabilities.

The Company has revised the disclosure accordingly.

55.	Disclose how derivatives will be valued for purposes of determining “gross assets” in the calculation of the management fees.

The Company has revised the disclosure accordingly.

Sales Load Advance (page 68)

56.
Disclose whether Fifth Street Management is merely advancing (that is, lending) the amount needed to pay the sales load. If so, disclose the repayment terms and clarify that the Company's common shareholders will indirectly repay all such amounts in an amount equal to the advanced amount. Please make conforming revisions throughout the prospectus, as applicable. Also, if the payment of the sales load represents a loan, then your response letter should also discuss how the loan will be reflected on the Company's financial statements and in the fee table and example presentation. See also, Instruction 3. to Item 1.g. of Form N-2.

Mr. Dominic Minore
July 8, 2013

The Company advises the Staff that Fifth Street Management is paying the sales load on behalf of the Company and the Company has no obligation, and does not intend, to repay Fifth Street Management for such amount.

Administrative Agreement (page 69)

57.
The disclosure indicates that the Company reimburses FSC for the allocable portion of overhead and other expenses incurred by FSC in performing its obligations under the administration agreement, including facilities, office equipment, and the allocable portion of the compensation and costs of the Company's officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Company's Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

The Company has revised the disclosure accordingly. The Company confirms that its Board of Directors exercises appropriate oversight with respect to the equity of the allocation of overhead and other expenses referenced in the administration agreement. The Company confirms that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Underwriting (page 90)

58.
Expand the third paragraph to make clear that all of the material conditions to which the common stock offering is subject have been disclosed in this section. If necessary, expand the disclosure to ensure that all such material conditions are disclosed.

The Company respectfully submits that, in its view, additional disclosure of these conditions and legal matters in the Registration Statement would not provide benefits to investors, because the conditions are typical of a transaction of this nature and the final underwriting agreement will be filed as an exhibit to the Registration Statement. In addition, the Company respectfully advises the Staff that, pursuant to the instruction to Item 5(1)(d) of Form N-2, the conditions precedent to the underwriters taking the securities in a firm commitment underwriting need not be described.

59.
In your response letter, describe the extent of the market-making transactions referred to in the fourth paragraph. Will they be limited to market making in connection with this offering, only extending through the completion of the distribution, or will they extend past the completion of the distribution. If the latter, discuss the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 on which the participants will rely.

The Company refers the Staff to the section entitled “Underwriting - Price Stabilizations and Short Positions” for a summary of the market-making transactions that the underwriters may engage. The Company has been advised by the underwriters that the underwriters will comply with Rule 174 under the Securities Act of 1933 and satisfy prospectus delivery requirements through and including the 25th day after the date of the final prospectus.  After such time and assuming that the distribution of shares sold in this offering is complete, none of the underwriters will be considered “affiliates” of the

Mr. Dominic Minore
July 8, 2013

Company and are therefore not subject to on-going prospectus delivery requirements to the extent they make a market in the Company's common stock.

60.	Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

The Company confirms to the Staff that the underwriters will comply with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

Affiliations (page 92)

61.
Under a separately captioned “Additional Compensation to Underwriters” section, disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in the last paragraph of this section. Clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

The Company has revised the disclosure accordingly. The Company will file any agreements in respect of material services to be rendered to the Company by any underwriter and the compensation to be paid thereunder as exhibits to the registration statement.
Part C - Item 34. Undertakings (page C-3)

62.	Provide the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933.

The Company has revised the disclosure accordingly.
Closing

63.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff's comment.

64.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff's comment.

65.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Mr. Dominic Minore
July 8, 2013

The Company advises the Staff that the Company's investment adviser and affiliates have submitted an exemptive application seeking relief to engage in certain joint transactions with that may otherwise be prohibited by Section 57(a)(4) of the 1940 Act (File no. 812-14132). The application is currently being amended to include the Company as an applicant.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm